Exhibit 99.1

China Southern Airlines Company Limited Intends to Deregister and Terminate Its

Reporting Obligations Under the U.S. Securities Exchange Act of 1934

GUANGZHOU, China, February 5, 2024 /PRNewswire/ – China Southern Airlines Company Limited (the “Company”) (HKSE: 01055; SSE: 600029) announced today that the Company intends to deregister with the United States Securities and Exchange Commission (the “SEC”) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company filed a Form 25 with the SEC on January 23, 2023 (Eastern Standard Time) to delist its American depositary shares (the “ADSs”) from the New York Stock Exchange. The delisting became effective on February 3, 2023 (Eastern Standard Time), and the American depositary receipt program was terminated on March 6, 2023 (Eastern Standard Time).

Since the Company has met the criteria for deregistration, the Company intends to file a Form 15F with the SEC on February 5, 2024 to deregister the ADSs and the underlying overseas listed shares (the “H Shares”) of the Company, and terminate its reporting obligations under section 13(a) and section 15(d) of the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.csair.com.

The Company will continue to comply with its information disclosure and other obligations as a listed issuer under the relevant rules of The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange as well as other applicable laws and regulations.

For further information, please visit the Company website: https://www.csair.com.

CONTACT: China Southern Airlines Company Limited, Chen Weihua, Tel: +86 20 86112480, Email: ir@csair.com